EXHIBIT (a)(18)

                                 PRESS RELEASE

LAZARD BROTHERS & CO., LIMITED                          21 MOORFIELDS
                                                        LONDON EC2P 2HT
                                                        TELEPHONE: 0171-583-2721
MEMBER OF LONDON STOCK EXCHANGE LIMITED
REGULATED BY THE SECURITIES AND FUTURES AUTHORITY


24 SEPTEMBER 1997

               GENERAL ELECTRIC CAPITAL CORPORATION ("GE CAPITAL") RECOMMENDED CASH OFFER FOR CENTRAL TRANSPORT RETAIL GROUP PLC ("CTR")


LEVEL OF ACCEPTANCES

By 10:00 p.m. (London time), 5:00 p.m. (New York City time) on 23 September 1997 valid acceptances of the Offer by GE Capital to acquire the whole of the issued and to be issued share capital of CTR at 16 pence for each CTR Share and 48 pence for each CTR American Depositary Share ("ADS") had been received in respect of 681,577,359 CTR Shares (including 360,295,008 CTR Shares represented by CTR ADSs) representing approximately 92.3 per cent of CTR's current issued share capital.

The above acceptances include acceptances by one director of CTR in respect of his personal holding of 20,000 CTR Shares and acceptances by six shareholders who, prior to the commencement of the Initial Offer Period, had undertaken to accept the Offer in respect of 264.8 million CTR Shares and 21.3 million CTR ADSs (together representing 44.5 per cent of CTR's current issued share capital).

A further director of CTR has also irrevocably undertaken to accept the Offer in respect of shares arising from exercise of his personal holding of options in respect of 2 million CTR Shares.

Save as disclosed herein, neither GE Capital nor any persons acting in concert with GE Capital owned any CTR Shares or rights over CTR Shares on 1 August 1997 (the latest date practicable prior to the commencement of the Initial Offer Period). Neither GE Capital nor any persons acting in concert with GE Capital have acquired or agreed to acquire any CTR Shares or rights over CTR Shares during the Initial Offer Period.

CONDITIONS OF THE OFFER

With the exception of condition (c) of the Offer i.e. the German Federal Cartel Office indicating, in terms reasonably satisfactory to GE Capital, that it does not intend to prohibit the proposed acquisition of CTR by GE Capital or impose remedial conditions which GE Capital reasonably considers unsatisfactory, all other regulatory conditions of the Offer have been satisfied. With respect to condition (c), the German Federal Cartel Office has raised concerns which are the subject of further discussions.

EXTENSION OF THE OFFER

The Offer has been extended until 10:00 p.m. (London time), 5:00 p.m. (New York City time) on Friday, 3 October 1997.



ENQUIRIES:

GE CAPITAL
Mary Horne                                                     001 203 357 6978


LAZARD BROTHERS & CO., LIMITED
David Anderson                                                 0171 588 2721


HILL AND KNOWLTON (UK) LIMITED
Elizabeth Ballard                                              0171 413 3000
Andrew Marshall